UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11‑K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________to_________________

Commission file number 1-11530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Taubman Company and Related Entities Employee Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Taubman Centers, Inc.
200 East Long Lake Road
Suite 300
Bloomfield Hills, Michigan 48304-2324.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2019 and 2018, and
for the Year Ended December 31, 2019,
Supplemental Schedule as of December 31, 2019,
and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

The Taubman Company and Related Entities Employee Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2004.
Chicago, Illinois
June 23, 2020

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2019	2018
ASSETS:
Investments at fair value (Notes 3 and 4)	$164,979,752	$142,625,314
Receivables:
Employer contributions	$1,081,246	$1,174,261
Notes receivable from participants	892,665	849,841
Total receivables	$1,973,911	$2,024,102

NET ASSETS AVAILABLE FOR BENEFITS	$166,953,663	$144,649,416

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$25,263,861
Interest and dividends	4,372,492
$29,636,353

Interest income on notes receivable from participants	$40,150

Contributions:
Employer	$2,573,261
Participant	3,621,490
$6,194,751

Total additions	$35,871,254

DEDUCTIONS:
Benefit payments to participants	$(13,523,100)
Administrative expenses	(43,907)
Total deductions	$(13,567,007)

Net increase	$22,304,247

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	144,649,416
End of year	$166,953,663

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. THE PLAN
The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) is a defined contribution plan designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through salary reduction agreements.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
Included within the following description of the Plan are references to specific sections of the U.S. Internal Revenue Code. For Puerto Rico participants, the Plan contains equivalent references to the Puerto Rico Internal Revenue Code.
The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
The Investment Committee is responsible for the administration and oversight of the Plan. The Investment Committee is appointed by the Compensation Committee of the Board of Directors of Taubman Centers, Inc.
Related Entities - These are affiliated companies, which have approved the Plan and have been accepted for participation by The Taubman Company LLC (the Company, The Taubman Company, or Plan Sponsor). The Taubman Company is a subsidiary of Taubman Centers, Inc.
Participants - Employees of the Company and Related Entities become participants on or after the first day of the month following 30 consecutive days of employment if they are not covered by a collective bargaining agreement and are 21 years old or older. An individual who is employed as an on-call or temporary employee is eligible to participate in the Plan if the individual completes 1,000 hours of service in a 12-consecutive month period.
Basic Employee Contributions - A participant who elects to contribute to the Plan may elect to contribute up to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations. All employees who are eligible to make employee contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code. Participant contributions may be made on a pre-tax or, at the participant's election, a post-tax ("Roth" type) basis. The Plan also uses an automatic enrollment feature pursuant to which eligible employees may be automatically enrolled, unless they affirmatively elect not to participate in the Plan, at a pre-tax contribution rate of 3% of compensation, with the automatic contribution rate increased by 1% each year up to a maximum of 7% of compensation.
Employer Matching and Supplemental Contributions - A participant is eligible to receive employer matching contributions and employer supplemental contributions. A monthly employer matching contribution and annual supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The employer matching contribution amount is based on the employee contribution percentage according to the following schedule:

Employee Contribution Percentage	Employer Matching Contribution Percentage
Less than 3%	0%
3	1
4	2
5	3
6	4
7 or more	5
The Plan provides for discretionary Company contributions to be made at a Company-determined rate between 0% and 4% of eligible employees' Plan-considered compensation based on Company-specified financial thresholds determined by the Company in its discretion. The Company made a 3% discretionary contribution for the 2019 plan year.

Vesting - Employee contributions, rollovers, and discretionary Company contributions are always 100% vested. Employer contributions vest as follows:

Full Years of Service	Vesting Percentage
1	10%
2	30
3	50
4	70
5 or more	100
Participants receive a year of vesting service as of each anniversary of their hire date. Additionally, the employee becomes automatically fully vested at retirement age, defined by the Plan as age 65, or upon death or disability or a change of control of the Company (as defined in the Plan) while employed or upon the elimination of the employee's job or position resulting from a reduction in force (as defined in the Plan). Employees also become fully vested if they have a severance from service due to the acceptance of an early retirement incentive (as defined in the Plan).
Forfeitures - Nonvested contributions become forfeitable at the point the participant terminates employment. At the earlier of the date the terminated participant takes a distribution of his vested Plan account monies or a five-year break in company service, the forfeitable amount is forfeited. Forfeitures reduce the cash required by the participating companies to fund their contributions. Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated as part of the matching contributions for the plan year. Forfeitures used were $85,596 in 2019. The unused forfeiture balance was $26,259 and $20,359 as of December 31, 2019 and 2018, respectively.
Allocations - Each participant's account is credited with the participant's and employer contributions and allocations of investment earnings (losses). Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued daily.
Notes Receivable from Participants - A participant may have a maximum of two loans, with only one obtained during any 12 month period, at rates so stipulated by the Investment Committee. The minimum loan amount is $500. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances. A loan must be repaid within 5 years, with the exception that a loan to acquire a principal residence may be repaid over 10 years. Loans are repaid through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.
Withdrawals - A participant may withdraw at any time any amount, credited to his rollover contribution account, voluntary contribution account or vested employer contributions. A participant who has attained age 65 may also withdraw any portion or all of his Plan account.
A participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the Plan administrator. Effective January 1, 2019, a participant no longer has to exhaust all loan options before taking a hardship withdrawal and can continue to make elective deferrals immediately after the withdrawal.
Benefit Payments - A participant's account becomes eligible for a lump sum distribution following termination of employment as soon as the paperwork is submitted to the record keeper. If the participant is disabled or has attained age 59 ½, benefits are payable in a lump sum, or, alternatively, fixed periodic payments, as selected by the participant and subject to the Plan's specified period maximums. All vested benefits transfer to beneficiaries upon death of the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition - The investments of the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for further information regarding valuation of the Plan's investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Net appreciation/depreciation on investments includes the Plan's realized and unrealized gains and losses on investments bought and sold as well as held during the year. Net gains and losses are computed using the average cost.
Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits - Benefits are recorded when paid.
Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis.
Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan Sponsor. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. Expenses that are paid by the Company are excluded from these financial statements.
Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Subsequent Events - In 2020, the COVID-19 pandemic led to heightened risk and volatility in the financial markets and a significant negative impact on the global economy. This could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the COVID-19 pandemic will have.
The Company has evaluated whether any subsequent events have occurred through the date these financial statements are available to be issued on June 23, 2020 and did not identify any subsequent events that would require adjustment or disclosure in the financial statements.

3. INVESTMENTS
Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the record-keeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. The following Plan investments are held by Vanguard, the fund manager and trustee.

	December 31
	2019	2018
Investments at fair value:
Vanguard Retirement Savings Trust	$16,422,444	$20,237,630
Company Stock - Taubman Stock Fund	1,312,835	1,888,577
VGI Brokerage Option	1,308,648	871,668
Investments In Registered Investment Companies	145,935,825	119,627,439
Total	$164,979,752	$142,625,314

4.	FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

-	quoted prices for similar assets or liabilities in active markets;

-	quoted prices for identical or similar assets or liabilities in inactive markets;

-	inputs other than quoted prices that are observable for the asset or liability;

-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
As of December 31, 2019 and 2018, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements Using Input Type as of December 31,
	2019	2018
Level 1:
Vanguard Retirement Savings Trust	$16,422,444	$20,237,630
Company Stock - Taubman Stock Fund	1,312,835	1,888,577
VGI Brokerage Option	1,308,648	871,668
Investments In Registered Investment Companies	145,935,825	119,627,439
Total	$164,979,752	$142,625,314

The Plan had no investments classified in Level 2 or 3 as of December 31, 2019 and 2018.The Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies and individual investments made through the VGI Brokerage Option are valued using quoted market prices, as all have active markets.

•
The Taubman Stock Fund is tracked on a unitized basis and consists of common stock of Taubman Centers, Inc. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices. As of December 31, 2019 and 2018, Taubman Centers, Inc. common stock made up 97.6% and 98.0% of the fair value of the Taubman Stock Fund's underlying investments, respectively.

•
The Vanguard Retirement Savings Trust (the Trust) is a collective investment trust fund that invests primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond and securities trusts, and mutual funds. Participant transactions (purchases and sales) can occur daily. The Trust has a structure similar to a mutual fund and the fair value is readily determinable and is valued using the published fair value per share amounts and is valued as a Level 1 investment.

5.	TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In accordance with the Plan, if a participating company withdraws from or terminates the Plan as to its employees, all employees of such company will become fully vested in their contribution account balances.

6.	TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated April 11, 2014, that the Plan, as amended and restated effective as of January 1, 2012, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and its associated trust is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended subsequent to the dates covered by this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
In a letter dated April 14, 2015, the Company and Taubman Puerto Rico LLC (a participating employer under the Plan) submitted a request for a determination letter from the Puerto Rico Treasury Department as to the qualified status of the Plan under the provisions of Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and Puerto Rico Treasury Department. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.
7. RELATED-PARTY AND PARTY IN INTEREST TRANSACTIONS
The Plan invests in the Taubman Stock Fund which is considered a related-party transaction. In addition, certain Plan investments are shares of funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are, however, exempt from ERISA's prohibited transaction rules by virtue of a Class Exemption issued by the Department of Labor.

7. RISKS AND UNCERTAINTIES
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

FORM 5500 SCHEDULE H, Part IV, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Employer Number 38-3081510
AS OF DECEMBER 31, 2019	Plan Number 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value	**

*	Vanguard	Retirement Savings Trust	$16,422,444
*	Vanguard	VGI Brokerage Option	1,308,648
*	Vanguard	Institutional Index Fund	29,441,273
*	Vanguard	Wellington Fund Admiral Shares	19,042,564
*	Vanguard	Total Bond Market Index Fund Investor Shares	12,515,196
*	Vanguard	International Growth Fund Investor Shares	12,706,428
*	Vanguard	Growth Index Fund Investor Shares	11,093,949
*	Vanguard	Explorer Fund Investor Shares	6,103,664
*	Vanguard	REIT Index Fund Investor Shares	3,461,223
*	Vanguard	Value Index Fund Investor Shares	5,779,011
*	Taubman Centers, Inc.	Taubman Stock Fund	1,312,835
*	Vanguard	Small-Cap Index Fund Investor Shares	6,143,957
*	Vanguard	Extended Market Index Fund Investor Shares	4,791,356
*	Vanguard	Target Retirement 2015 Fund	743,604
*	Vanguard	Target Retirement 2020 Fund	3,715,165
*	Vanguard	Target Retirement 2025 Fund	6,820,668
*	Vanguard	Target Retirement 2030 Fund	6,254,980
*	Vanguard	Target Retirement 2035 Fund	3,542,363
*	Vanguard	Target Retirement 2040 Fund	3,754,279
*	Vanguard	Target Retirement 2045 Fund	4,381,103
*	Vanguard	Target Retirement 2050 Fund	2,101,807
*	Vanguard	Target Retirement 2055 Fund	801,542
*	Vanguard	Target Retirement 2060 Fund	188,508
*	Vanguard	Target Retirement 2065 Fund	3,797
*	Vanguard	Target Retirement Income	824,243
*	Vanguard	Inflation-Protected Securities Fund Investor Shares	1,686,002
*	Vanguard	Prime Money Market Fund	39,143
		Total investment	$164,979,752

	Notes receivable from participants:
*	82 loans to 64 participants	Participant borrowings against their individual account balances, interest rates from 4.25% to 9.25%, and maturing through June 2029	$892,665
* Denotes party-in-interest
** Cost information is excluded as assets included on this schedule are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the day of June 23, 2020.

THE TAUBMAN COMPANY AND RELATED
ENTITIES EMPLOYEE RETIREMENT
SAVINGS PLAN

By:_/s/ Chris Heaphy
Chris Heaphy
Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP